SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.1)*

Silver Horn Mining Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

827738105

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

X	Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Phillip Frost, M.D.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,000,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,000,000
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.42%
12		TYPE OF REPORTING PERSON IN

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Frost Gamma Investments Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 16,000,000(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 16,000,000(1)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000(1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.55%
12		TYPE OF REPORTING PERSON OO - Other

(1)These securities are held by Frost Gamma Investments Trust, of which the Reporting Person is the trustee and Frost Gamma Limited Partnership is the sole and exclusive beneficiary. The Reporting Person is one of two limited partners of Frost Gamma, L. P. The general partner of Frost Gamma, L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. The Reporting Person is also the sole shareholder of Frost-Nevada Corporation.

Item 1.

(a) Name of Issuer: Silver Horn Mining Ltd.

(b) Address of Issuer’s Principal Executive Offices: 3346 W. Guadalupe Rd., Apache Junction, Arizona 85120

Item 2.

(a)	Name of Person Filing: Phillip Frost, M.D
(b)	Address of Principal Business Office or, if none, Residence:

4400 Biscayne

Blvd.Miami, FL 33137

(c)	Citizenship: United States of America
(d)	Title of Class of Securities: Common Stock

(e)      CUSIP Number: 827738105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 19,000,000
(b)	Percent of class: 8.97%
The percentages used herein and in the rest of Item 4 are calculated based upon the 211,833,555 shares of Common Stock issued and outstanding as of November 11, 2011 as reflected on the Form 10-Q for the quarterly period ended September 30, 2011 filed by the Company on November 14, 2011.
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 3,000,000
(ii)	Shared power to vote or to direct the vote: 16,000,000(1)
(iii)	Sole power to dispose or to direct the disposition of: 3,000,000
(iv)	Shared power to dispose or to direct the disposition of: 16,000,000(1)

(1)These securities are held by Frost Gamma Investments Trust, of which the Reporting Person is the trustee and Frost Gamma Limited Partnership is the sole and exclusive beneficiary. The Reporting Person is one of two limited partners of Frost Gamma, L. P. The general partner of Frost Gamma, L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. The Reporting Person is also the sole shareholder of Frost-Nevada Corporation.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2012

PHILLIP FROST

By:	/s/
Phillip Frost, M.D.

FROST GAMMA INVESTMENTS TRUST

By:	/s/
Phillip Frost, M.D, Trustee